SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 26, 2022, Mr. Michael Sen, 53, was elected to the supervisory board of Fresenius Medical Care Management AG, the general partner of Fresenius Medical Care AG & Co. KGaA. He was also elected Chairman of the general partner’s supervisory board, effective in both cases October 1, 2022, succeeding Stephan Sturm. Fresenius SE previously announced that Mr. Sen will become Chief Executive Officer of Fresenius SE on October 1, 2022, to succeed Stephan Sturm. Mr. Sen joined the Management Board of Fresenius Management SE in April 2021 with responsibility for Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE specializing in lifesaving medicines and technologies for infusion, transfusion and clinical nutrition. Mr. Sen will continue to serve as CEO of Fresenius Kabi until a successor is decided for this position. Before joining Fresenius Kabi, he was a member of the Management Board of Siemens AG, where he was responsible for the healthcare business Siemens Healthineers and for Siemens’ energy business. Prior to that, he was Chief Financial Officer of E.ON SE. At the start of his professional career, Mr. Sen completed an apprenticeship at Siemens in Berlin and then studied business administration at the Technical University of Berlin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 30, 2022

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its General Partner

By:	/s/ Rice Powell
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Helen Giza
	Name:	Helen Giza
	Title:	Deputy Chief Executive Officer, Chief Financial Officer and Member of the Management Board of the General Partner